October 19, 2020

Via EDGAR and Federal Express

Courtney Lindsay, Esquire

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Biodesix, Inc.
Registration Statement on Form S-1
File No. 333-249260

Dear Mr. Lindsay:

On behalf of Biodesix, Inc. (the “Registrant”), we hereby submit the Registrant’s responses to the Staff’s letter relating to Amendment No. 2 to the Registration Statement on Form S-1, originally confidentially submitted to the U.S. Securities and Exchange Commission (the “Commission”) on August 12, 2020, subsequently amended on a confidential basis on September 22, 2020, and publicly filed on October 2, 2020, October 9, 2020 and October 14, 2020 (such filing dated October 14, 2020, the “Registration Statement”).

Set forth below are the Registrant’s responses to the comments of the Staff of the Commission on the Registration Statement, as set forth in the Staff’s letter dated October 16, 2020.

The Registrant has not filed a revised registration statement to reflect its responses to the Staff’s comments but agrees to do so in its subsequent amendment which will include its preliminary prospectus.

Amendment No. 2 to Form S-1 filed October 14, 2020

Preliminary Results for the Third Quarter, page 5

1.	Please address the following:

•

We note that you present the results for the nine-month period ended September 30, 2020. Please also revise to present the results for the three-month period, including a similar breakdown between diagnostic test revenue and service revenue. Discuss any material trends in the third quarter preliminary results as compared to the second quarter reported results. In addition, please note that when a range is presented rather than a specific number, the range should be sufficiently narrow to be meaningful. Refer to Item 10(b) of Regulation S-K;

The Registrant plans to revise its presentation of its preliminary results for the Third Quarter 2020 in its forthcoming amendment to the Registration Statement to comply with the Staff’s comment. The revised range will be sufficiently narrow to be meaningful.

•

Please revise to balance your preliminary revenue information by presenting other measures of your performance such as operating expenses and net income (loss). To the extent this information is unavailable and you are unable to provide meaningful ranges, then please indicate this circumstance in your response and revise the prospectus to provide qualitative disclosure, as applicable, to provide investors with an understanding of whether you have experienced any positive or negative trends in these areas during the three and nine month periods; and

The Registrant advises the Staff that it will include initial ranges for its expected operating expenses and net income (loss) in its disclosure.

•

We note your statement that your actual results for the nine months ended September 30, 2020 may “differ materially” from your preliminary estimates, which at this point is limited to revenue estimates. Please remove this disclaimer, or explain to us why this disclaimer is appropriate in the context of the estimates you present.

The Registrant will comply with the comment and modify the disclaimer from this sentence to remove the word “materially” and the statement that the actual results may “differ materially”. Because this range is preliminary and subject to change due to the Registrant’s closing procedures, it may differ, but at this point, the Registrant believes that it will not differ in a material manner from the range set forth in the amendment to the Registration Statement.

Material Agreements, page 155

2.	We refer to Exhibits 10.29 to 10.32 and comment 15 from our comment letter dated September 9, 2020. Please revise to describe each of your material contracts with Bio- Rad concerning COVID-19 testing.

The Registrant will comply with the comment and describe each of its material contracts with Bio-Rad concerning the Registrant’s COVID-19 testing program in the amendment to the Registration Statement.

Please do not hesitate to contact the undersigned at (415) 772-1256 with any questions you may have regarding this confidential submission.

Sincerely,

/s/ Frank F. Rahmani

Frank F. Rahmani

cc:	Scott Hutton, Biodesix, Inc.
Robin Harper Cowie, Biodesix, Inc.
David Poticha, Biodesix, Inc.
Samir A. Gandhi, Sidley Austin LLP
Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP
Yasin Keshvargar, Davis Polk & Wardwell LLP